Exhibit 99.4

September 25, 2009

To:          ProUroCare Warrant Holders:

RE:          Warrant Exercise and Warrant Replacement Offering

ProUroCare Medical is offering to certain of its warrant holders the opportunity to exercise their existing warrants, exercisable at $1.30 per share and callable at $1.82 per share, and receive a new, three year warrant, exercisable at $1.30 per share and callable at $4.00 per share, during the limited offering period.  A summary of the offer is provided beginning on page 1 of the Offer Letter/Prospectus.

We urge you to review details of this offering and follow the instructions described in the enclosed Offer Letter/Prospectus and Letter of Transmittal if you are interested in taking advantage of this opportunity.  Your prompt attention is requested.  Please note that ProUroCare intends for this to be a one-time offer, and it is currently scheduled to expire at 1:00 p.m. Central Daylight Time on October 30, 2009.

If you have any questions concerning this offering, please contact your broker, or contact us at 952-476-9093 for assistance.

Sincerely,

Rick Carlson

Chief Executive Officer

ProUroCare Medical Inc., 6440 Flying Cloud Drive, Suite 101, Eden Prairie, MN 55344	Phone: 952.476.9093 Fax: 952.843-7031